Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Amplify Engagement Solutions Insurance Agency, LLC	Delaware
eHealthInsurance Services, Inc.	Delaware
eHealth China, Inc.	Delaware
eHealth China (Xiamen) Technology Co., Ltd.	China